February 7, 2023

Ms. Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	EthicStream Inc.
Amended Offering Statement on Form 1-A
Filed February 7, 2023
File No. 024-12078
CIK No. 1955926

Dear Ms. Beukenkamp:

EthicStream Inc. (“the Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced offering statement qualified as of February 8, 2023 at 12:00 p.m. EST.

In making this request, the Company acknowledges the following:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 2 of 2 February 7, 2023

The Company requests that it be notified of such qualification by a telephone call to me at (646) 946-6536 or an email to jsoloway@carbonethic.io.

Sincerely,

ETHICSTREAM INC.

		By:	/s/ Joshua Soloway
Joshua Soloway
Chief Executive Officer

cc:	Gary J. Ross (via email)